CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to Expand its Global Career Center

March 30th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT”) is pleased to announce the statistical results of its Global Career Center (“GCC”), a job placement center established by CIBT to assist its graduates to gain employment upon graduation.  In the 5 months since inception, the GCC center has posted 1,743 jobs for students in the Greater Vancouver Area and 33 graduates from Sprott-Shaw have earned employment.  In the past 2 months, CIBT’s Philippine call center has posted 1,116 jobs and 29 graduates have been hired.  The graduates utilizing the service obtained positions in health care, business administration, and community support.

Formerly known as the Job Placement Call Center (see September 20, 2010 News Release), CIBT has since changed the name to the Global Career Center to better reflect the international nature of the organization. Based in the Philippines, the GCC benefits from outsourcing services to cost-effective and talented Philippine HR professionals, while providing immediate and long term benefits to Canadian students.  CIBT intends to expand the GCC’s services to other CIBT schools located in other countries.

The GCC extends the post-graduation support already offered to graduating students, which includes resume/cover letter review, interview preparation, and personal career coaching. Other services such as student loan repayment follow-up and internship or co-op placement for current students are also being considered.

“Students are recognizing that our school prioritizes job placement for graduates after their study in our schools,” commented Toby Chu, Vice Chairman, President and CEO of CIBT Group. “The success of the career center also speaks to the quality of our programs, which develop graduates who receive quality training and are well qualified to start work in their chosen fields.”

Toby Chu also commented that “the GCC is expected to assist CIBT in continuing to establish partnerships throughout Asia for the CIBT Global Learning Center (“GLC”) platform. One of the critical elements that international schools are seeking is the placement of their students into jobs in Canada and abroad.  Setting up a GLC center with the support of our GCC to source jobs for its students adds value to our organization and is anticipated to encourage more GLC partnerships.”

Currently, international students comprise over 75% of CIBT Group's total student population and the GCC can now support international students in consolidating job opportunities in Canada and abroad.  GCC will expand its Philippines operations by adding multilingual operators to reach out to potential employers from around the world, particularly in China, Canada and other emerging growth countries with high employment demand.

About Global Career Center:

The Global Career Center (“GCC”) is a division of CIBT.  Located in the Philippines, the GCC utilizes low cost Philippine labour and cost efficient long distance Voice over IP (VOIP) telephony services, such as Skype, to generate employment opportunities for students and graduates of CIBT’s group of schools from Vancouver, Canada to Beijing, China.  GCC agents are HR professionals from the Philippines who speak fluent English and are adept at calling clients in North America and Asia.  By consistently placing students and graduates from CIBT’s group of school into jobs, the GCC is a significant value proposition for students, partners, and all corporate stakeholders.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges as well as having cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains forward-looking statements about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statements in this news release that the GCC is expected to encourage more partnerships for the GLC platform and with respect to the future plans of the GCC, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the services offered by the GCC; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

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